Mail Stop 3561

February 15, 2006

Joel D. Liffman, President and Chief Operating Officer
Oracle Healthcare Acquisition Corp.
200 Greenwich Avenue
Third Floor
Greenwich, CT 06830

          RE: Oracle Healthcare Acquisition Corp.
                    Registration Statement on Form S-1/A
                    File No. 333-128748

Dear Mr. Liffman:

    We have the following comments on the above-captioned filing. Where indicated, we think you should revise your document in response to these comments.

General

1. We note the disclosure throughout the prospectus that the company will proceed with the initial business combination only if certain conditions are met which include, for example, public stockholders owning less than 20% of the shares in this offering both voting against the business combination and exercising their conversion rights. Please explain whether in the company's view, the 20% threshold could be lowered by the company after the offering is effective and prior to the vote regarding the initial business combination, or whether any other of such conditions may be revised after the offering is effective. We may have further comment.

2. We note your submissions in response to our sole comment of our letter of February 3, 2006. Please revise the prospectus to disclose the existence of Article 5 of Oracle's Amended and Restated Certificate of Incorporation and explain the impact or potential impact of this provision on investors in the offering. For example, disclose: (i) whether the provision can be amended and if so on what basis; and (ii) whether the company views the business combination procedures as

stated in the provision and the prospectus as obligations to investors that the company will not propose to amend, or alternatively, if the company reserves the right to amend this provision and change the procedures, disclose the extent of that authority and the circumstances under which changes would or may be proposed.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Blaise Rhodes at (202) 551- 3774 if you have questions regarding the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397, or Mike Karney, who supervised the review of your filing, at (202) 551-3847.

Sincerely,

John Reynolds
Assistant Director

cc: William Gump, Esq. (*by facsimile*)
        212-728-8111